GOLDEN CYCLE, LLC
4025 Crooked Hill Road
Harrisburg, Pennsylvania 17110

                                                                  March 27, 1998

Mr. Joseph Piazza
President and Chief Executive Officer
Global Motorsport Group, Inc.
16100 Jacqueline Court
Morgan Hill, California 95037

Dear Mr. Piazza:

     I am extremely disappointed that you have not returned my calls or responded to my letter of March 23. As the company's largest shareholder, I believe it is reasonable to expect a response to my requests for a meeting.

     It is our belief that the only way to enhance shareholder value would be to commence a dialogue as expeditiously as possible. Golden Cycle's financial and legal advisors are available to meet with you and your advisors immediately. We believe that our proposed acquisition can be effected on a mutually beneficial basis, and we are anxious, as you must be, to avoid the unnecessary disruption and expense which so frequently are associated with a contest for corporate control. I would hope that you would be interested in affording Golden Cycle an opportunity to negotiate all aspects of our offer, which I reiterate our willingness to do.

     In order to enable Golden Cycle to make the best possible proposal to your shareholders, which is our goal, I believe it is essential that Golden Cycle be provided with all non-public information concerning Global Motorsport Group which is given to third parties considering an acquisition of the company or used by your financial advisors in developing strategic alternatives for maximizing value for your shareholders.

     In connection with our request for information, we are prepared to enter into a customary confidentiality agreement with respect to the confidential information supplied to us.

     I will telephone you on Monday morning to arrange a meeting with you to discuss these matters further. In the alternative, you should feel free to call Roger Grass at any time prior to Monday.

                                                     Very truly yours,

                                                     /s/ Alex Grass